EXHIBIT 12

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Years Ended December 31,
	2006	2007	2008	2009	2010
EARNINGS
Income Before Income Taxes	$197,273	$204,394	$190,133	$297,347	$189,517
Fixed Charges (as below)	142,388	161,849	164,660	173,293	174,965
Total Earnings	$339,661	$366,243	$354,793	$470,640	$364,482

FIXED CHARGES
Interest Expense	$72,723	$80,034	$89,851	$101,145	$104,465
Credit for Allowance for Borrowed Funds Used During Construction	7,465	5,315	4,609	8,348	8,500
Estimated Interest Element in Lease Rentals	62,200	76,500	70,200	63,800	62,000
Total Fixed Charges	$142,388	$161,849	$164,660	$173,293	$174,965

Ratio of Earnings to Fixed Charges	2.38	2.26	2.15	2.71	2.08